Exhibit 99.1

News Release

Mobile Infrastructure Reports Fourth Quarter 2023 Financial Results

—Fourth Quarter and Full Year Parking Asset Portfolio Performance Substantially Ahead of Year-Ago Levels—

—Converted Two-Thirds of Portfolio to Management Contracts—

—2024 Guidance Anticipates Accelerating Growth in Parking Asset Portfolio Performance—

CINCINNATI—(BUSINESSWIRE)—Mobile Infrastructure Corporation (NYSE American: BEEP), (“Mobile”, “Mobile Infrastructure” or the “Company”), owners of a diversified portfolio of parking assets throughout the United States, today reported results for the fourth quarter and full year ended December 31, 2023.

Management Commentary

Commenting on the results, Manuel Chavez III, Chief Executive Officer, said “Our asset portfolio performed well in the fourth quarter, with net operating income up over 27% from the prior year quarter, reflecting positive leasing trends and reduced operating expenses. These results capped a transformative year for Mobile Infrastructure in which we completed a merger transaction, deleveraged the balance sheet, and provided liquidity to shareholders by listing the Company on the New York Stock Exchange American.

“Mobile’s strategy of actively managing our asset portfolio led to accelerating organic revenue growth in the second half of 2023. Our asset management team is leveraging our proprietary technology platform and working directly with service providers to customize offerings that address the dynamic parking needs of our corporate, hospitality, and transient customers. Additionally, in the first quarter, we converted 26 of our portfolio assets from leased to management contracts. This action will give us greater flexibility to optimize rates and utilization, while also executing strategies to contain operating expenses.

“Full year results were impacted by substantial non-cash charges, primarily associated with our merger and listing, that are not expected to recur in future periods. We ended the year with an improved financial position, highlighted by $29.1 million of debt paydown. Our parking asset portfolio was valued at over $520 million in late 2022 by an independent national real estate services firm. Since that time, our net operating income has increased by 9.5%.”

Fourth Quarter Business and Financial Highlights

●	Total revenue was $7.9 million as compared to $6.9 million in the prior year period.
●	Net loss attributable to common stockholders was $9.2 million as compared to $5.2 million in the prior year period.
●	NOI* was $5.5 million as compared to $4.3 million in the prior year period.
●	Adjusted EBITDA* was $3.4 million as compared to $2.5 million in the prior year period.

*An explanation and reconciliation of non-GAAP financial measures are presented later in this press release.

30 West 4th Street, Cincinnati, OH, Phone: 212-509-4000

Fourth Quarter 2023 Financial Results

Financial Results

Total revenue of $7.9 million during the fourth quarter of 2023 increased by 14.3% from $6.9 million in the prior year quarter. Total property taxes and operating expenses for the fourth quarter of 2023 were $2.4 million, as compared to $2.6 million during the same period in 2022.

Net loss attributable to common stockholders of $9.2 million, or $0.69 per diluted share, compared with $5.2 million, or $0.40 per diluted share, in the comparable prior year period.

Net Operating Income (“NOI”), defined by the Company as total revenues less property taxes and operating expenses, was $5.5 million for the fourth quarter of 2023, representing a 27.7% increase from the fourth quarter of 2022, and demonstrating the model’s inherent operating leverage from higher revenue and lower property operating expenses.

General and administrative expenses of $3.9 million reflected $2.4 million of non-cash compensation.

Interest expense for the fourth quarter 2023 was $3.0 million, as compared to $3.4 million during the fourth quarter of 2022, benefiting from the repayment of debt in the third quarter of 2023.

Adjusted EBITDA was $3.4 million for the fourth quarter of 2023, representing a 36.5% increase over the same year-ago period. The increase reflects the benefit of NOI improvement, partially offset by an increase in professional fees related to the transition to management contracts and general and administrative expenses due to increased insurance costs and compensation expense.

As of December 31, 2023, the Company had $17.0 million in cash, cash equivalents, and restricted cash. As of December 31, 2023, total debt outstanding, including outstanding borrowings on the credit facility and notes payable, was $192.9 million, compared to total debt outstanding of $219.7 million as of December 31, 2022.

Summary and Outlook**

“Mobile Infrastructure ended 2023 with positive momentum, and we expect the investment made over the last eighteen months to result in accelerating organic net operating income growth in 2024. Our priorities are to drive operating efficiencies across our portfolio by utilizing proprietary data analytics, together with on-site relationships, to tailor our offerings to specific markets and evaluate opportunities for ancillary revenue. Based on the visibility in our current parking asset portfolio, we expect revenues to range from $38 million to $40 million for 2024, reflecting mid-single-digit organic growth and the shift from leased to managed contracts. Net operating income is expected to range from $22.5 million to $23.25 million for full year 2024.

“Longer term, we expect return to office trends and the conversion of commercial office buildings to residences in several of our markets to serve as growth tailwinds. At the same time, Mobile Infrastructure intends to build on its successful operating model to become the acquirer of choice in the fragmented parking industry. We have a pipeline of potential acquisitions which could be completed once financial market conditions improve.

Fourth Quarter 2023 Financial Results

“2023 was a transformational year for our company, and 2024 will be a year in which we focus on operational improvements as we work to further strengthen the performance of our existing asset portfolio. We appreciate the dedication of the Mobile team, the quality of our service providers, and the support of our shareholders and look forward to delivering strong returns in the periods ahead,” Mr. Chavez concluded.

** The Company does not provide a reconciliation for non-GAAP estimates on a forward-looking basis, where it is unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. Please see Discussion and Reconciliation of Non-GAAP Measures later in this press release for further discussion.

Fourth Quarter 2023 Conference Call and Webcast Information

Mobile will hold a conference call to discuss its fourth quarter and full year 2023 results on Thursday, March 14, 2024, at 4:30 p.m. ET. To participate on the day of the call, dial 1-866-652-5200, or internationally 1-412-317-6060, approximately ten minutes before the call and tell the operator you wish to join the Mobile Infrastructure Conference Call.

A live webcast of the conference call will be available in the Investor Relations section of the Mobile Infrastructure website at 4Q Earnings Webcast. A webcast archive will be available approximately two hours after the call ends on the Mobile website through June 14, 2024.

Forward-Looking Statements

Certain statements contained in this press release are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. All statements included in this press release that are not historical facts (including any statements concerning our net operating income and revenue projections, our assessment of various trends impacting our economic performance, the effects of implementation of strategic model changes, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements. Forward-looking statements are typically identified by the use of terms such as “may,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential” or the negative of such terms and other comparable terminology.

The forward-looking statements included herein are based upon the Company’s current expectations, plans, estimates, assumptions and beliefs, which involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, the actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on operations and future prospects include, but are not limited to the fact that we previously incurred and may continue to incur losses, we may be unable to attain our investment strategy or increase the value of our portfolio, our parking facilities face intense competition, which may adversely affect rental and fee income, we may not be able to access financing sources on attractive terms, or at all, which could adversely affect our ability to execute our business plan, and other risks and uncertainties discussed in the section titled “Risk Factors” of our final prospectus, filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933 on November 2, 2023, in connection with our registration statement on Form S-11 and subsequent filings the Company makes with the SEC from time to time, particularly under the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” including the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

Fourth Quarter 2023 Financial Results

Any of the assumptions underlying the forward-looking statements included herein could be inaccurate, and undue reliance should not be placed upon any forward-looking statements included herein. All forward-looking statements are made as of the date of this press release, and the risk that actual results will differ materially from the expectations expressed herein will increase with the passage of time. Except as otherwise required by the federal securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements made after the date of this press release, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this press release, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this press release will be achieved.

About Mobile Infrastructure Corporation

Mobile Infrastructure Corporation is a Maryland corporation. The Company owns a diversified portfolio of parking assets primarily located in the Midwest and Southwest. As of December 31, 2023, the Company owned 43 parking facilities in 21 separate markets throughout the United States, with a total of 15,700 parking spaces and approximately 5.4 million square feet. The Company also owns approximately 0.2 million square feet of retail/commercial space adjacent to its parking facilities. Learn more at www.mobileit.com.

Mobile Contact

David Gold

Lynn Morgen
beepir@advisiry.com
(212) 750-5800

Fourth Quarter 2023 Financial Results

MOBILE INFRASTRUCTURE CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts, unaudited)

	As of December 31,
	2023	2022
ASSETS
Investments in real estate
Land and improvements	$161,291	$166,225
Buildings and improvements	260,966	272,605
Construction in progress	273	1,206
Intangible assets	10,187	10,106
	432,717	450,142
Accumulated depreciation and amortization	(29,838)	(31,052)
Total investments in real estate, net	402,879	419,090

Cash	11,134	5,758
Cash – restricted	5,577	5,216
Accounts receivable, net	2,269	1,849
Other assets, net	1,378	1,262
Deferred offering costs	—	2,086
Assets held for sale	—	696
Due from related parties	—	156
Total assets	$423,237	$436,113
LIABILITIES AND EQUITY
Liabilities
Notes payable, net	$134,380	$146,948
Revolving credit facility, net	58,523	72,731
Accounts payable and accrued expenses	14,666	19,484
Accrued preferred distributions	10,464	8,504
Earn-out Liability	1,779	—
Due to related parties	470	470
Liabilities held for sale	—	968
Total liabilities	220,282	249,105

Equity
Mobile Infrastructure Corporation Stockholders’ Equity
Preferred stock Series A, $0.0001 par value, 50,000 shares authorized, 2,812 and 2,862 shares issued and outstanding, with a stated liquidation value of $2,812,000 and $2,862,000 as of December 31, 2023 and December 31, 2022, respectively	—	—
Preferred stock Series 1, $0.0001 par value, 97,000 shares authorized, 36,752 and 39,811 shares issued and outstanding, with a stated liquidation value of $36,752,000 and $39,811,000 as of December 31, 2023 and December 31, 2022, respectively)	—	—
Preferred stock Series 2, $0.0001 par value, 60,000 shares authorized, 46,000 shares issued and converted (stated liquidation value of zero as of December 31, 2023 and December 31, 2022)	—	—
Common stock, $0.0001 par value, 500,000,000 shares authorized, 29,758,439 shares issued and 27,858,439 shares outstanding as of December 31, 2023, and 14,989,848 shares issued and 13,089,848 shares outstanding as of December 31, 2022	2	—
Warrants issued and outstanding – 2,553,192 warrants as of December 31, 2023 and December 31, 2022	3,319	3,319
Additional paid-in capital	240,357	193,176
Accumulated deficit	(134,291)	(109,168)
Total Mobile Infrastructure Corporation Stockholders’ Equity	109,387	87,327
Non-controlling interest	93,568	99,681
Total equity	202,955	187,008
Total liabilities and equity	$423,237	$436,113

Fourth Quarter 2023 Financial Results

MOBILE INFRASTRUCTURE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts, unaudited)

	For the Three Months Ended		For the Year Ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Revenues
Base rental income	$2,125	$2,119	$8,165	$8,345
Management income	—	—	—	427
Percentage rental income	5,767	4,785	22,107	20,329
Total revenues	7,892	6,904	30,272	29,101

Operating expenses
Property taxes	1,878	1,709	7,178	6,885
Property operating expense	544	912	1,985	2,947
Depreciation and amortization	2,123	2,080	8,512	8,248
General and administrative	3,942	2,683	13,160	8,535
Preferred Series 2 - issuance expense	-	-	16,101	-
Professional fees	603	250	1,724	2,690
Organization, offering and other costs	1,514	1,745	2,862	5,592
Impairment	282	—	8,982	—
Total operating expenses	10,886	9,379	60,504	34,897

Loss from operations	(2,994)	(2,475)	(30,232)	(5,796)

Other
Interest expense	(3,017)	(3,415)	(13,910)	(12,912)
Gain (loss) from sale of real estate	—	—	660	(52)
PPP loan forgiveness	—	—	—	328
Other income, net	27	(32)	1,179	106
Change in fair value of Earn-out Liability	(563)	—	4,065	—
Total other expense	(3,553)	(3,447)	(8,006)	(12,530)

Net loss	(6,547)	(5,922)	(38,238)	(18,326)
Net loss attributable to non-controlling interest	(2,524)	(1,470)	(13,115)	(10,207)
Net loss attributable to stockholders	$(4,023)	(4,452)	$(25,123)	(8,119)

Preferred stock distributions declared - Series A	(41)	(54)	(197)	(216)
Preferred stock distributions declared - Series 1	(521)	(696)	(2,555)	(2,784)
Preferred stock distributions declared - Series 2	(4,600)	—	(4,600)	—
Net loss attributable to common stockholders	(9,185)	(5,202)	(32,475)	(11,119)

Basic and diluted loss per weighted average common share:
Net loss per share attributable to common stockholders - basic and diluted	$(0.69)	$(0.40)	$(2.45)	$(0.85)
Weighted average common shares outstanding, basic and diluted	13,400,159	13,089,848	13,244,388	13,089,848

Fourth Quarter 2023 Financial Results

Discussion and Reconciliation of Non-GAAP Measures

Net Operating Income

Net Operating Income (“NOI”) is presented as a supplemental measure of our performance. The Company believes that NOI provides useful information to investors regarding our results of operations, as it highlights operating trends such as pricing and demand for our portfolio at the property level as opposed to the corporate level. NOI is calculated as total revenues less property operating expenses and property taxes. The Company uses NOI internally in evaluating property performance, measuring property operating trends, and valuing properties in our portfolio. Other real estate companies may use different methodologies for calculating NOI, and accordingly, the Company’s NOI may not be comparable to other real estate companies. NOI should not be viewed as an alternative measure of financial performance as it does not reflect the impact of general and administrative expenses, depreciation and amortization, interest expense, other income and expenses, or the level of capital expenditures necessary to maintain the operating performance of the Company’s properties that could materially impact results from operations.

EBITDA and Adjusted EBITDA

Earnings Before Interest Expense, Taxes, Depreciation and Amortization (“EBITDA”) reflects net income (loss) excluding the impact of the following items: interest expense, depreciation and amortization, and the provision for income taxes, for all periods presented. When applicable, Adjusted EBITDA also excludes certain recurring and non-recurring items from EBITDA, including, but not limited to gains or losses from disposition of real estate assets, impairment write-downs of depreciable property, non-cash changes in the fair value of the Earn-Out liability, merger-related charges and other expenses, gains or losses on settlements, and stock-based compensation expense.

The use of EBITDA and Adjusted EBITDA facilitates comparison with results from other companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be dependent on a company’s capital structure, debt levels, and credit ratings. The tax positions of companies can also vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the jurisdictions in which they operate. EBITDA and Adjusted EBITDA also exclude depreciation and amortization expense because differences in types, use, and costs of assets can result in considerable variability in depreciation and amortization expense among companies. The Company excludes stock-based compensation expense in all periods presented to address the considerable variability among companies in recording compensation expense because companies use stock-based payment awards differently, both in the type and quantity of awards granted. The Company uses EBITDA and Adjusted EBITDA as measures of operating performance which allows for comparison of earnings and evaluation of debt leverage and fixed cost coverage. These non-GAAP financial measures should be considered along with, but not as alternatives to, net income (loss), cash flow from operations or any other operating GAAP measure.

Forward-Looking Basis

The Company does not provide a reconciliation for non-GAAP estimates on a forward-looking basis, where it is unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing and/or amount of various items that would impact net income which is the most directly comparable forward-looking GAAP financial measure. This includes, for example, external growth factors and balance sheet items, that have not yet occurred, are out of the Company’s control and/or cannot be reasonably predicted. For the same reasons, the Company is unable to address the probable significance of the unavailable information. Forward-looking non-GAAP financial measures provided without the most directly comparable GAAP financial measures may vary materially from the corresponding GAAP financial measures.

Fourth Quarter 2023 Financial Results

The following table presents NOI as well as a reconciliation of NOI to Net Loss, the most directly comparable financial measure under GAAP reported in our consolidated financial statements, for the three and twelve months ended December 31, 2023 and 2022 (in thousands):

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2023	2022	2023	2022
Revenues
Base rental income	2,125	2,119	8,165	8,345
Management income	—	—	—	427
Percentage rental income	5,767	4,785	22,107	20,329
Total revenues	7,892	6,904	30,272	29,101
Operating Expenses
Property taxes	1,878	1,709	7,178	6,885
Property operating expense	544	912	1,985	2,947
Net Operating Income	5,470	4,283	21,109	19,269

Reconciliation
Net loss	(6,547)	(5,922)	(38,238)	(18,326)
Loss (gain) on sale of real estate	—	—	(660)	52
PPP loan forgiveness	—	—	—	(328)
Other income	(27)	32	(1,179)	(106)
Change in fair value of Earn-out liability	563	—	(4,065)	-
Interest expense	3,017	3,415	13,910	12,912
Depreciation and amortization	2,123	2,080	8,512	8,248
General and administrative	3,942	2,683	13,160	8,535
Preferred Series 2 - issuance expense	—	—	16,101	-
Professional fees	603	250	1,724	2,690
Organizational, offering and other costs	1,514	1,745	2,862	5,592
Impairment of real estate assets	282	—	8,982	-
Net Operating Income	$5,470	$4,283	$21,109	$19,269

The following table presents the calculation of EBITDA and Adjusted EBITDA for the three and twelve months ended December 31, 2023 and 2022 (in thousands):

	4Q 2023	4Q 2022	2023	2022
(in thousands)
Reconciliation of Net loss to Adjusted EBITDA
Net Income (Loss)	$(6,547)	$(5,922)	$(38,238)	$(18,326)
Interest expense	3,017	3,415	13,910	12,912
Income tax expense (benefit)	—	—	—	—
Depreciation and amortization	2,123	2,080	8,512	8,248
EBITDA Attributable to the Company	$(1,407)	$(427)	$(15,816)	$2,834
Organization and offering costs	1,514	1,745	2,862	5,592
Impairment of real estate	282	—	8,982	—
Preferred Series 2 - Issuance expense and dividend	—	—	16,101	—
Change in fair value of Earn-out liability	563	—	(4,065)	—
Gain on settlement of indemnification liability	—	—	(1,155)	—
Gain on sale of real estate	—	—	(660)	52
PPP Loan Forgiveness	—	—	—	(328)
Equity and non-cash compensation	2,416	1,149	8,552	2,901
Adjusted EBITDA Attributable to the Company	$3,368	$2,467	$14,801	$11,051